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                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                                  Leapnet, Inc.
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                                (Name of Issuer)

                   Common Stock (Par Value $.01 Per Share)
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                         (Title of Class of Securities)

                                    521864207
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                                 (CUSIP Number)

                            Donald E. Figliulo, Esq.
                         Wildman, Harrold, Allen & Dixon
                        225 West Wacker Drive, Suite 2800
                          Chicago, Illinois 60606-1229
                                (312) 201-2000
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 29, 2001
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           (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                          (Continued on following pages)
                               (Page 1 of 7 pages)


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CUSIP No. 521864207                      13D                         PAGE 2 OF 7
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    (1) NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert M. Figliulo
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    (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
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    (3) SEC USE ONLY

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    (4) SOURCE OF FUNDS*

        PF, OO
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    (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         N/A / /
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    (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                                (7) SOLE VOTING POWER

                                    517,777
                                ------------------------------------------------
                                (8) SHARED VOTING POWER
     NUMBER OF SHARES
    BENEFICIALLY OWNED              0
    BY EACH REPORTING           ------------------------------------------------
       PERSON WITH              (9) SOLE DISPOSITIVE POWER

                                    517,777
                                ------------------------------------------------
                               (10) SHARED DISPOSITIVE POWER

                                    0
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   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        517,777
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   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                             / /
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   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.9%
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   (14) TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP NO.  521864207                  13D                          PAGE 3 OF 7
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    (1) NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        David A. Figliulo
--------------------------------------------------------------------------------
    (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
    (3) SEC USE ONLY

--------------------------------------------------------------------------------
    (4) SOURCE OF FUNDS*

        PF, OO
--------------------------------------------------------------------------------
    (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         N/A / /
--------------------------------------------------------------------------------
    (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                (7) SOLE VOTING POWER

                                    357,131
                                ------------------------------------------------
                                (8) SHARED VOTING POWER
     NUMBER OF SHARES
    BENEFICIALLY OWNED              0
    BY EACH REPORTING           ------------------------------------------------
       PERSON WITH              (9) SOLE DISPOSITIVE POWER

                                    357,131
                                ------------------------------------------------
                               (10) SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        357,131
--------------------------------------------------------------------------------
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

                                                                             / /
--------------------------------------------------------------------------------
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.1%
--------------------------------------------------------------------------------
   (14) TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP NO. 521864207                    13D                           PAGE 4 OF 7
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      This Amendment No. 1 amends and supplements the Statement on Schedule
13D, filed on October 9, 2001 with respect to the Common Stock, Par Value
$.01 Per Share (the "Common Stock") of Leapnet, Inc., a Delaware corporation
(the "Issuer"). Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

     Response unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

     Response unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is supplemented as follows:

      With respect to the proposal described in Item 4, the source of funds to be used has not been determined and may include loans or equity investments made by individuals or entities.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 is supplemented as follows:

       On October 29, 2001, the Reporting Persons submitted to the special committee of the Issuer's board of directors, a proposal (the "Proposal") to acquire, in a cash merger with an entity formed by the Reporting Persons, all of the shares of Common Stock of the Issuer not currently owned by the Reporting Persons. Each holder of Common Stock (other than the Reporting Persons) would receive $1.75 in cash for each share of Common Stock. The consummation of the acquisition would be subject to the negotiation and execution of a definitive agreement with representations, warranties, covenants and conditions customary for transactions of this kind. Consummation of the transaction would be further subject to the approval of the agreement by the board of directors, the special committee and the stockholders of the Issuer and the obtaining of financing.

       On November 5, 2001, the Reporting Persons received a response from representatives of the special committee indicating that the special committee was reviewing the terms of the Proposal.

       While the Reporting Persons wish to negotiate and execute a definitive agreement and to consummate the acquisition, the continued financial deterioration of the Issuer and continued general downturn in the economy or the IT industry may cause the Reporting Persons to reevaluate or withdraw its proposal at any time. The Reporting Persons expressly reserve the right to modify or withdraw the Proposal, and have no obligations to the Issuer or its


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CUSIP NO. 521864207                    13D                           PAGE 5 OF 7
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stockholders with respect to the Proposal prior to the execution and delivery of a definitive agreement.

       In addition to or in lieu of the Proposal, the Reporting Persons may consider other possible courses of action with respect to the Issuer, including some or all of those set forth in clauses (a) through (j) of Item 4 of the Schedule 13D form. The Reporting Persons intend to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as they consider desirable in light of the circumstances then prevailing. They also may determine to hold shares of the Common Stock as an investment or to dispose of all or a portion of such shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

      (a) The aggregate percentage of the Common Stock reported owned by the Reporting Persons named herein is based upon 5,840,992 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001.

      As of the close of business on November 2, 2001, the Reporting Persons collectively own 874,908 shares of Common Stock, constituting approximately 15.0% of the shares of Common Stock outstanding.

      Robert Figliulo beneficially owns 517,777 shares of Common Stock, constituting approximately 8.9% of the shares of Common Stock outstanding. This includes 119,177 shares owned by the Robert M. Figliulo Grantor Retained Annuity Trust, for which Robert Figliulo serves as sole trustee and has sole investment and voting discretion, includes 53,995 shares owned by Figliulo Family Associates II L.P., a Delaware limited partnership, for which partnership Robert Figliulo is a general partner and serves as trustee and has sole investment and voting discretion, and includes 13,020 shares owned by the Robert M. and Kim M. Figliulo Family Foundation, for which Robert Figliulo serves as trustee and has sole investment and voting discretion.

      David Figliulo has sole beneficial ownership of 357,131 shares of Common Stock, constituting approximately 6.1% of the shares of Common Stock outstanding. This includes 108,443 shares owned by the David A. Figliulo Grantor Retained Annuity Trust, for which David Figliulo serves as sole trustee and has sole investment and voting discretion. This does not include an aggregate of 12,138 shares held by the Figliulo Family Associates, L.P., a Delaware limited partnership, of which partnership Mr. Figliulo is a general partner. Mr. Figliulo disclaims beneficial ownership of such shares.


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CUSIP NO. 521864207                    13D                           PAGE 6 OF 7
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      (b)   Except as set forth above, each of the Reporting Persons has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it, him or her in this Schedule 13D.

      (c) No transactions in the Common Stock have been effected during the past sixty days by the Reporting Persons.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Response unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Response unchanged.


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CUSIP NO. 521864207                    13D                           PAGE 7 OF 7
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                                   SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2001



                                         /s/  Robert M. Figliulo
                                       ------------------------------
                                              Robert M. Figliulo


                                         /s/  David A. Figliulo
                                       ------------------------------
                                              David A. Figliulo